Amy Latkin Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

May 6, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	Form AW – Request for Withdrawal of Amendment

American Life Separate Account No. 2 (IRA/FPA Contracts) (the “Registrant”)

Supplement Filed on Rule 497 of the Securities Act of 1933

(Registration Statement on Form N-4 File Nos. 033-66406 and 811-07904)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the above-listed supplement filed under Rule 497 to the Registrant’s Registration Statement.

The supplement was originally filed with the SEC on May 3, 2024 for the purpose of updating the method in which certain charges are deducted. This supplement was filed in error as the changes reflected in the supplement are not applicable to the Registrant.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com